Exhibit 99.1

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We didn't audit the financial statements of a subsidiary, which statements reflect total assets constituting 16% and 11% of consolidated total assets as of December 31, 2012 and 2011, respectively, and total revenues constituting 39%, 30% and 30% of consolidated revenues for the years ended December 31, 2012, 2011 and 2010 respectively.
Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 5, 2013

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 2	2 0 1 1
ASSETS

Current assets
Cash and cash equivalents		$11,903	$11,787
Trade accounts receivable, net of allowance for doubtful accounts of $1,004 and $964 as of December 31, 2012 and 2011 respectively	3	6,049	5,840
Other accounts receivable and prepaid expenses	4	1,592	1,264
Inventory		196	188
Total current assets		19,740	19,079

Deposits with insurance companies and severance pay funds	7	3,296	3,069

Property and equipment	5
Cost		10,062	9,845
Less - accumulated depreciation		9,187	8,836
Property and equipment, net		875	1,009

Other assets
Goodwill, net		9,067	8,998
Other Intangible Assets		1,432	2,367
Total other assets		10,499	11,365
Total assets		$34,410	$34,522

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 2	2 0 1 1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$1	$87
Related parties		150	144
Trade payables		1,169	1,072
Other liabilities and accrued expenses	6	7,054	8,904
Deferred revenues		2,843	2,403
Total current liabilities		11,217	12,610

Long-term liabilities
Accrued severance pay	7	4,453	4,135
Long term loan		-	6
Deferred tax liability		275	639
		4,728	4,780

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding 9,948,948 shares at December 31, 2012 and 9,907,948 at December 31, 2011)		313	313
Additional paid-in capital and other capital surplus		18,906	18,999
Accumulated deficit		(24)	(851)
Accumulated comprehensive loss		(6)	(446)
		19,189	18,015
Treasury stock, at cost; 607,956 shares at December 31, 2012 and 2011		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		18,437	17,263

Non controlling interest		28	(131)
Total equity		18,465	17,132

Total liabilities and shareholders’ equity		$34,410	$34,522

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 0

Revenues:	12a
Products		$19,120	$18,177	$15,994
Maintenance and Services		23,194	22,537	20,080
Total		42,314	40,714	36,074

Cost of revenues	12b
Products		3,483	3,769	4,320
Services		1,609	1,614	1,556
Total		5,092	5,383	5,876

Gross profit		37,222	35,331	30,198

Research and development expenses, net		7,001	6,739	6,014

Selling, general and administrative expenses	12c	24,677	24,453	22,053

Operating income		5,544	4,139	2,131

Financial income (expenses), net		(35)	(195)	97
Other expenses		(30)	(6)	(6)

Income before income taxes		5,479	3,938	2,222

Income taxes	10	(1,770)	(1,327)	(657)

Net income after income taxes		3,709	2,611	1,565

Less: Net loss (gain) attributable to the non controlling interest		(10)	57	26

Net income attributable to Cimatron's shareholders		$3,699	$2,668	$1,591

Net Income per share (basic and diluted)		$0.40	$0.29	$0.18

Weighted average number of shares outstanding
Basic earnings per share		9,323	9,252	9,000

Diluted earnings per share		9,337	9,292	9,000

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (in thousands)

	Year ended December 31,
	2012	2011	2010
Net income	$3,709	$2,611	$1,565
Unrealized gain (loss) on derivative instruments	277	(431)	(79)
Unrealized gain (loss) on other assets & Goodwill in non-reporting currency	59	(109)	207
Foreign currency translation adjustment	104	359	(468)
Comprehensive income (loss)	$4,149	$2,430	$1,225

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	equity

Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)	$16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565
Investment in treasury stock						(210)	(210)
Comprehensive loss				(340)			(340)
Exercise of stock options		-	11				11
Stock option compensation			60				60
Total comprehensive income
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit)	stock	equity

Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)				2,668		2,611
Cash dividend paid					(3,216)		(3,216)
Comprehensive loss				(181)			(181)
Exercise of stock options		9	724				733
Total comprehensive income
Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit)	stock	equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

Changes during the year ended December 31, 2012:
Net Income	10				3,699		3,709
Cash dividend paid					(2,872)		(2,872)
Changes in non-controlling interest	149		(205)				(56)
Comprehensive income				440			440
Exercise of stock options		-	112				112
Total comprehensive income
Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

CASH FLOWS - OPERATING ACTIVITIES
Net Income	$3,709	$2,611	$1,565

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,307	1,376	1,512
Increase (decrease) in accrued severance pay	159	(135)	228
Loss from sale of property and equipment, net	-	-	8
Stock options compensation	-	-	60
Deferred taxes, net	104	504	406

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	178	(222)	(583)
Decrease (increase) in inventory	(12)	(2)	13
Decrease (increase) in deposits with insurance companies
and severance pay fund	(227)	210	(344)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(2,045)	228	1,908
Net cash provided by operating activities	3,173	4,570	4,773

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(265)	(428)	(384)
Proceeds from sale of property and equipment	1	-	-
Purchase of non-controlling interest	(52)	-	-
Net cash used in investing activities	(316)	(428)	(384)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(83)	(10)	(340)
Long-term bank credit	(8)	(87)	(98)
Proceeds from issuance of shares upon exercise of options	112	733	11
Cash dividend paid	(2,872)	(3,216)	-
Investment in treasury stock	-	-	(210)
Net cash used in financing activities	(2,851)	(2,580)	(637)

Effect of exchange rate changes on cash	110	4	(215)
Net increase in cash and cash equivalents	6	1,562	3,752
Cash and cash equivalents at beginning of year	11,787	10,221	6,684
Cash and cash equivalents at end of year	11,903	11,787	10,221
Supplemental information:
Cash paid during the year for income taxes	$1,083	$755	$80

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Appendix B - Non-cash transactions

Purchase of property on credit	$5	$19	$68

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1         -  GENERAL

Cimatron Ltd. (the "Company" or "Cimatron") designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (the "dollar").

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) 830-10 “Foreign Currency Translation” (“ASC 830-10”) (formerly: Statement of Financial Accounting Standards ("SFAS") No. 52). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10 (formerly: “SFAS No. 52”). Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

D.	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities" (“ASC 320-10”) (formerly: “SFAS No. 115).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2012 the Company had no investment in marketable securities.

F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the carrying values of the financial instruments included in working capital of the Company approximate their fair-values.

G.	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

I.	Inventory

Inventory is presented at the lower of cost or market.  Cost is determined by the “first in, first out” method.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized over the shorter of the life of the relevant lease or the service life of the improvements.

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2012, 2011 and 2010.

During 2012, 2011 and 2010, the Company amortized approximately $934,000, $990,000 and $984,000 respectively.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10").

L.	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("ASC 985-20") (formerly: “SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time at which the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

There were no option grants in 2012 ,2011 and 2010.

O.	Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”).

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition (Cont.)

Service revenues include consulting services and post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. The Company's arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

P.	Research and development costs

Research and development costs are expensed as incurred.

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

The Company evaluates the realizability of the Company's deferred tax assets for each jurisdiction in which it operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the Company’s financial statements, represent unrecognized income tax benefits, which the Company either record as a liability or as a reduction of deferred tax assets. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with ASC 260-10 “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year. Basic income (loss) per share excludes any dilutive effect of options and warrants.

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities", as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship.

The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings.

The Company's outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders' equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2012 and 2011 were $0 and $(277), respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, but did not have an impact on the Company’s financial position or results of operations.

In July 2012, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. To perform a qualitative assessment, a company must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. This authoritative guidance is effective January 1, 2013, with early adoption permitted. The implementation of this authoritative guidance is not expected to have a material impact on the Company’s financial position or results of operations

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	-	TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 2	1 1 0 2

Accounts receivable	$7,053	$6,804
Less - allowance for doubtful accounts	(1,004)	(964)
	$6,049	$5,840

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Allowance for doubtful accounts at beginning of year	$964	$983	$1,404
Provision	130	156	(307)
Translation adjustments	(3)	(1)	(1)
Accounts receivable written off	(87)	(174)	(113)
Allowance for doubtful accounts at end of year	$1,004	$964	$983

NOTE 4	-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 2	2 0 1 1

Prepaid expenses	$337	$312
Deferred tax asset	370	50
Government institutions	693	704
Other	192	198
	$1,592	$1,264

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5	-	PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 2	2 0 1 1
Cost:
Computers and software	$7,014	$6,819
Office furniture and equipment	2,302	2,297
Vehicles	145	143
Leasehold improvements	601	586
	10,062	9,845
Accumulated depreciation:
Computers and software	6,268	5,975
Office furniture and equipment	2,197	2,165
Vehicles	143	131
Leasehold improvements	579	565
	9,187	8,836
Property and equipment, net	$875	$1,009

NOTE 6	-	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 2	2 0 1 1

Employees and related liabilities	$2,550	$2,569
Accrued expenses	2,276	1,892
Accrued royalties	-	2,967
Taxes to government institutions	1,078	836
Derivative instruments	-	277
Deferred tax liability	1,150	363
	$7,054	$8,904

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7	-	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, and only for employment periods after May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law. There was no change in the calculation of the Company's liability for severance pay in Israel for employment periods before May 1, 2009.

The Company's liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

NOTE 8	-	CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants received from the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”), the Company was obligated to pay the Chief Scientist, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% (150% for certain grants) of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believed that the majority of products that it has sold since January 1, 2005 were not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $2,900, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. In July 2012 the Company reached an agreement with the Chief Scientist, pursuant to which, Cimatron paid to the Chief Scientist an amount of approximately $2,500, and the Chief Scientist exempted Cimatron from any further royalty reports and payments, other than as may be required under applicable law in the event of a transfer of know how outside of Israel. As a result of this agreement, the Company recorded additional income of approximately $400, reflected as a lower cost of revenue in its 2012 Statement of Operations.

B.	Regarding commitments in respect of the Company's approved enterprises see Note 10.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2012 is $558,000, contingent upon the Company’s incremental exports.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8	-	CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $2,805 until December 31, 2015.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2012, 2011 and 2010 were approximately $1,147, $1,194, and $1,187, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2012. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $802 as of December 31, 2012.

Future minimum lease commitments under the Company's operating leases as of December 31, 2012 are as follows:

Year ended December 31,
2013	$1,945
2014	1,667
2015	1,388
2016	1,354
2017 and thereafter	1,368
$7,722

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are traded in the United States and in Israel, and are listed on the Nasdaq Capital Market and on the Tel-Aviv Stock Exchange, respectively.

B.	Share Option Plans

In October 2004, the Company's Board of Directors adopted a share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 18,905 options from such grants were outstanding at December 31, 2012.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2012, no options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2012, an aggregate of 2,000 options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from a previous stock option plan adopted in April 1998 (the “1998 Share Option Plan”) to the 2004 Share Option Plan for future grants.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY (cont.)

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2012 options to purchase 641,917 of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2012, 2011 and 2010, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 2		2 0 1 1		2 0 1 0
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	59,905	$2.56	400,655	$2.21	452,656	$2.21
Granted	-		-	-	-	-
Exercised	(39,000)	$2.72	(340,750)	$2.15	(6,500)	$1.75
Cancelled	-		-	-	(45,501)	$2.26
Outstanding at year end	20,905	$2.25	59,905	$2.56	400,655	$2.21
Options exercisable at year end	20,905	$2.25	59,905	$2.56	392,738	$2.20
Weighted average fair value
of options granted
during the year	-		-		-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2012	Weighted average exercise price

$2.2 - $2.75	20,905	1.98	$2.25	20,905	$2.25

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2011	Weighted average exercise price

$2.2 - $2.78	59,905	1.78	$2.56	59,905	$2.56

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company’s operations were granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law"). Reduced tax rates applied to the Company’s income from the approved enterprise (which was determined based upon the increase in the Company’s revenue during the first year of its having the above-mentioned status as compared to the year before).

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company will be liable for tax at a rate of 25% on such earnings. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested.

On May 12, 2011 and August 4, 2011, the Company declared special cash dividends of NIS 0.45 per share and NIS 0.80 per share, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. On May 17, 2012 and November 7, 2012, the Company declared special cash dividends of NIS 0.78 per share and NIS 0.41 per share, respectively (approximately $0.20 and $0.11, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 25, 2012 and December 17, 2012 to shareholders of record as of June 4, 2012 and November 28, 2012, respectively. The Company believes that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise’s income will be derived from export.

In January 6, 2011 an amendment to the Investment Law was published. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

As the Company is no longer eligible for any benefits under its previous Approved Enterprises, in early May 2011 the Company informed the Israeli Tax Authority that it opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise  earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. As of December 31, 2012 Cimatron intended to elect to benefit from such reduced corporate tax rate on exempt Approved Enterprise earnings, in case such earnings are distributed to shareholders, hence a deferred tax provision in the amount of $787 is included in the Company’s financial statements for the year ended December 31, 2012. Such tax payment is expected to release the Company’s entire exempt Approved Enterprise earnings of approximately $7,900 for future cash distributions.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

On December 27, 2012 and February 5, 2013, the Company declared special cash distributions of NIS 1.60 per share and NIS 1.54 per share, respectively (approximately $0.43 and $0.41, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on February 4 and March 5, 2013 to shareholders of record as of January 17 and February 15, 2013, respectively. These distributions were made from paid-in capital, following a court approval that was given in April 2012, allowing the distribution of up to $10 million to Cimatron shareholders, and following a ruling that was obtained from the Israeli Tax Authority. Further distributions under the said court approval and tax ruling, if any, are subject to subsequent Board of Directors approval of specific payments out of the total potential distribution amount. The above-mentioned ruling from the Israeli Tax Authority (the “Ruling”) dictated, among other things, that any distributions made under the above-mentioned court approval would be considered as distributions that were made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, up to the total amount of such exempt earnings. The Ruling also provided that if the Company would elect to benefit from reduced corporate tax rate on exempt Approved Enterprise earnings pursuant to the above-mentioned amendment to the Investments Law which became effective on November 12, 2012, such reduced tax rate would apply to distributions made under the court approval. In January 2013 the Company elected to benefit from the reduced tax rate and in February 2013 the Company paid to the Israeli Tax Authority the amount of approximately $787.

B.	Current income taxes.

The Company's current income tax liability in 2012, 2011 and 2010, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Income (loss) before taxes on income:
Domestic (Israel)	$1,124	$646	$127
Foreign	4,355	3,292	2,095
	5,479	3,938	2,222
Provision for income taxes:
Deferred taxes	(104)	(504)	(347)
Current taxes	(1,666)	(823)	(310)
	$(1,770)	$(1,327)	$(657)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

C.	Deferred income taxes

The corporate tax rate in Israel is as follows: 2009 - 26%, 2010 - 25%, 2011 - 24%.

In July 23, 2009 the Israeli Parliament (Knesset) passed the Economic Efficiency Law (Legislative Amendments for implementation of the economic plan for 2009 and 2010) of 2009 which defined, inter alia, further gradual reductions of corporate tax rates and real capital gains tax, in Israel, starting in 2011, to the following rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and in 2016 and onwards - 18%. Such tax reductions have no significant impact on the Company's financial statements.

On September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Knesset.

The main changes of the new law regarding corporate income taxes are as follows:

1.	Cancellation of the planned gradual reduction of income taxes and corporate income taxes commencing in 2012.

2.	Increase of the corporate income tax rate to 25% in 2012.

3.	Increase of the capital gains tax rate to 25%.

Such tax rate changes have no significant impact on the Company's financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 2	2 0 1 1

Deferred tax assets:
Loss carryforwards	$703	$1,521
Temporary differences	439	-
Other reserve and allowances	55	49
Total deferred tax assets	1,197	1,570
Valuation allowance	(827)	(1,520)
	$370	$50
Deferred tax liabilities:
Intangible assets	(638)	$(1,002)
Exempt Approved Enterprise earnings	(787)	-
Total deferred tax liabilities	(1,425)	(1,002)
Total deferred tax assets (liabilities), net	$(1,055)	$(952)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from temporary differences and from net operating loss carry forwards in Italy.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

C.	Deferred income taxes

Management currently believes that it is more likely than not that those deferred tax assets will not be utilized in the foreseeable future.

D.
Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes was measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the "CPI"), until tax year 2007. Such adjustments for inflation were not in effect starting tax year 2008.  The following table presents a reconciliation of the Company's income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company's financial statements:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Income (loss) before income taxes as reported
in the consolidated statements of operations	$5,479	$3,938	$2,222

Income taxes under statutory tax rate	1,816	1,257	907

Increase (decrease) in taxes:

Decrease in valuation allowance	(693)	(190)	(240)
Increase in taxes resulting from permanent differences and non deductible expenses	(48)	204	307
Tax in respect of prior years	711	-	(243)
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	172	56	(67)
Other	(188)	-	(7)
Income taxes in the statements
of operations	$1,770	$1,327	$657

*
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -	INCOME TAXES (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

Year ended
December 31,
2 0 1 2

Balance at January 1, 2012	$544
Gross change tax positions of current period	463
Gross change for tax positions of prior year	(220)
Balance at December 31, 2012	$787

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007 and is currently under assessment for the years 2009-2011.

The Company's subsidiary in Italy has been issued final assessments by the Italian tax authorities through the tax year ended December 31, 2007.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -	TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone will continue to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and will receive the entire annual management fee.

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Management fees	$499	$520	$489

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moonpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation.  At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month). In August 2012 the Company exercised its option to extend the lease for an additional five years, ending on December 31, 2017, under the same terms and rent payments as existed prior to the extension.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -	SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2012, 2011 and 2010:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Revenue by geographical region:
Israel	$969	$979	$977
Germany	9,648	9,860	8,300
Italy	6,352	6,797	6,473
Rest of Europe	3,635	3,438	2,978
Far East	6,646	6,050	5,729
USA	12,337	11,187	9,172
Rest of North America	1,902	1,659	1,743
Others	825	744	702
	$42,314	$40,714	$36,074

Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Hardware and software	$3,217	$3,073	$3,505
Salaries and employee benefits	1,212	1,084	1,118
Amortization of capitalized software development cost	-	-	39
Royalties to the Chief Scientist	(419)	-	89
Amortization of other intangible assets	588	588	588
Depreciation	12	9	9
Other	474	632	522
	5,084	5,386	5,870
Decrease (increase) in inventory	8	(3)	6
	$5,092	$5,383	$5,876

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -	SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Marketing costs	$1,267	$1,167	$1,019
Selling expenses	18,281	18,135	16,378
General and administrative expenses	4,606	4,535	3,970
Amortization of other intangible assets	325	392	396
Depreciation	198	224	290
	$24,677	$24,453	$22,053

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2012 and 2011, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California February 22, 2013